EXHIBIT 99.1

March 26, 2002

Securities and Exchange Commission 450 Fifth Street, NW Washington, DC 20549

Ladies and Gentlemen:

Pursuant to Temporary Note 3T to Article 3 of Regulation S-X, I am writing to inform you that Arthur Andersen LLP (Andersen) has represented to us in writing that their audit as of and for the year ended December 31, 2001 was subject to their quality control system for their U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Andersen personnel working on the audit, and availability of national office consultation to conduct the relevant portions of the audit.

/s/ Howard Sampson Howard Sampson Vice President, Finance, Chief Financial Officer, Treasurer and Secretary

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